

January 20, 2011

Mr. Chang Xiaobing
Chairman and Chief Executive Officer
China Unicom (Hong Kong) Limited
75th Floor, The Center
90 Queen's Road Central
Hong Kong

> **Re:** **China Unicom (Hong Kong) Limited**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 18, 2010**
> **File No. 1-15028**

Dear Mr. Chang:

We have considered the information you have provided to us yesterday in our conference call as well as in our previous discussions and in your letters dated September 21, 2010, October 25, 2010, and December 16, 2010. We are unable to concur with your conclusion regarding the acceptability of excluding from the financial statements the property plant and equipment and the related depreciation expense of the fixed line business in Southern China that was contributed from Unicom New Horizon for periods prior to the lease agreement with them. As the financial statements reflect revenue from the utilization of this equipment, we believe the financial statements prepared in accordance with IFRS should also reflect the corresponding expense associated with such equipment. Accordingly, please file an amended Form 20-F within ten business days of the date of this letter that reflect restated financial statements for this item.

Please file all correspondence over EDGAR. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ms. Chun Wei
       Sullivan & Cromwell LLP
       Via Facsimile: 852-2522-2280